

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2019

Robert J. Dzielak
Chief Legal Officer and Secretary
Expedia Group, Inc.
1111 Expedia Group Way W.
Seattle, WA 98119

   Re: Expedia Group, Inc.
     Registration Statement on Form S-4
     Filed November 19, 2019
     File No. 333-234777

Dear Mr. Dzielak:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions

              Sincerely,

              Division of Corporation Finance
              Office of Energy & Transportation

cc: Kathryn Gettles-Atwa